Exhibit 99.1

NEWS RELEASE

Trading Symbol TSX/NYSE American: SVM

SILVERCORP EXPANDS MINERALIZED ZONES AT THE GC MINE

VANCOUVER, British Columbia – November 13, 2019 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report results of its exploration programs at the GC silver-lead-zinc mine, Guangdong Province, China. Exploration drilling is ongoing at the GC mine.

From October 1, 2018 to September 30, 2019, Silvercorp continued the extensive exploration programs at the GC mine and completed 25,877 metres (“m”) of diamond drilling with three underground rigs from current production levels, and 14,243m of exploration tunneling between elevation levels -300m and 150m. The drilling program was successful in extending the major mineralized vein structures along strike and downdip, and exploration tunneling exposed high grade mineralized zones within major production vein structures. During this period, over 40 parallel and splay structures were discovered near the major mineralized zones at the GC mine and the discovery of west-east striking mineralized vein V58 expanded the mineralized zones approximately 100m to the south from the existing resources.

Highlights of selected drill hole intersections:

  Hole 19CK26A03 intersected a 0.82m interval from 36.73m to 37.55m, 0.46m true width, of vein V7 grading 300 grams per tonne (“g/t”) silver (“Ag”), 16.54% lead (“Pb”) and 4.14% zinc (“Zn”) at the -210m elevation;

  Hole 19CK40A01 intersected a 1.01m interval from 70.79m to 71.80m, 0.73m true width, of newly discovered vein V52 grading 365 g/t Ag, 2.46% Pb and 12.96% Zn at the 146m elevation;

  Hole 19CK2404 intersected a 2.52m interval from 73.35m to 75.87m, 2.47m true width, of newly discovered vein V2W-13 grading 319 g/t Ag, 3.75% Pb and 6.70% Zn at the -232m elevation; and

  Hole 19CK4001 intersected a 1.21m interval from 93.33m to 94.54m, 1.03m true width, of vein V13 grading 566 g/t Ag, 2.23% Pb and 2.58% Zn at the 143m elevation.

The drilling program is mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new vein structures in the previously less-explored areas.

The program is summarized in the following table:

Major Target Veins	Target Elevation (m)	Metres Drilled	Holes Completed	Samples Collected	Holes Intercepted Vein Structure	Holes Intercepted Ore [1,2]
VH1-1, VH1-4, V2E, V2-4E,
V2W, V2W-3, V6-1, V6E3, V6M,
V6M-3, V6M06, V7, V8-1, V9W-
2E, V10-1, V10-4, NV10, V13,	-254 to 156	25,877	235	5210	88	147
V16, V17, V18, V18-1,V19, V19-
1, V25, V27, V31, V32, V33, V37,
V52, V53, V54

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 100 g/t at the GC mine
[2] Formula used for AgEq calculation: 44.6*Pb% + 43.5 * Zn% + Ag g/t

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel V5-9-(-50)-30NEYM exposed mineralization 60m long and 1.09m wide (true width) grading 357 g/t Ag, 4.72% Pb and 10.08% Zn within vein structure V5-9 on the -50m level;

  Drift Tunnel V19-(-75)-42WYM exposed mineralization 28m long and 0.91m wide (true width) grading 234 g/t Ag, 13.56% Pb and 6.42% Zn within vein structure V19 on the -100m level;

  Drift Tunnel V52-150-119NEYM exposed mineralization 50m long and 0.86m wide (true width) grading 454 g/t Ag, 3.88% Pb and 7.39% Zn within newly discovered vein structure V52 on the 150m level; and

  Drift Tunnel V32-0-50ANEYM exposed mineralization 73m long and 0.40m wide (true width) grading 635 g/t Ag, 4.57% Pb and 3.54% Zn within vein structure V32 on the 0m level.

The exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources and test for new parallel and splay structures, and summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Ore Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
V1, V1-2, V2-1, V2-
2, V2-3, V2E, V2E1,
V2E-4E, V2W,
V2W-4, V5, V5-9,
V5-12, V6M, V6E3,
V6-8, V9-5, V9W-2,	-300 to150	14,243	7,531	11,483	7,482	0.84	148	2.14	5.61
V10, V10-1, V13,
V16, V17, V17-1,
V18, V19, V32, V37,
V52, V59

Tables 1 and 2 below list the assay results of selected mineralized drill hole intersections and certain mineralized zones exposed in drift tunnels from the exploration programs.

Table 1: Selected results from the drill programs at the GC mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Thickness (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein
18CK10604	43.68	45.02	-124.60	1.34	1.30	134	0.89	7.86	V19
18CK10607	54.60	55.82	-149.18	1.22	0.98	197	1.10	3.47	V19
18CK2208	16.18	16.67	144.25	0.49	0.46	465	0.82	0.08	V18-1
18CK2810	119.42	120.37	19.93	0.95	0.55	430	1.69	0.94	V53 [1]
18CK3213	36.54	37.14	-23.85	0.60	0.51	43	0.51	7.75	V6E3
18CK32A013	104.42	104.82	141.39	0.40	0.35	596	0.28	1.31	V18
18CK32A09	94.59	95.02	-143.75	0.43	0.23	263	1.15	5.27	V17
18CK40A02	58.41	61.30	-120.42	2.89	1.80	94	2.42	9.29	NV10
	81.01	81.47	-128.75	0.46	0.29	57	0.01	8.98	V10-4
19CK10301	43.00	43.33	4.07	0.33	0.26	337	2.62	6.17	V32
19CK10404	48.11	49.02	-206.03	0.91	0.68	71	6.59	4.01	V6-1
19CK10507	0.00	1.00	-200.37	1.00	0.84	164	6.02	4.83	V2W
	42.07	42.70	-206.20	0.63	0.48	40	2.59	3.36	V25
19CK10805	130.55	130.87	86.67	0.32	0.23	116	4.59	7.16	V33
19CK10903	78.01	78.76	-158.91	0.75	0.52	344	2.66	8.78	V10-1
19CK11005	15.54	15.88	102.67	0.34	0.28	728	0.91	0.47	V31
19CK11105	52.29	52.52	-155.34	0.23	0.20	162	8.63	0.80	V19-1
19CK11106	27.87	28.81	-160.49	0.94	0.82	255	0.95	7.98	V27
19CK11203	75.55	76.50	146.03	0.95	0.49	752	1.25	1.29	V9W-2E
19CK11502	71.61	72.51	25.98	0.90	0.46	397	0.04	2.09	V10-5 [1]
	82.67	83.65	21.64	0.98	0.50	225	2.78	8.34	V10-1
19CK11504	6.48	7.27	-39.18	0.79	0.68	34	0.00	12.90	V10-1
	138.57	139.37	-57.56	0.80	0.68	133	0.45	7.32	V13
19CK11604	34.44	35.10	42.24	0.66	0.48	222	0.23	13.68	V17
19CK11704	146.13	147.45	-11.41	1.32	1.14	283	0.54	4.59	V13
19CK1601	58.20	58.40	-11.62	0.20	0.20	178	10.44	1.65	V6M-3
19CK18A01	122.90	123.61	-216.70	0.71	0.67	63	4.45	6.19	V6M-6 [1]
19CK18A04	59.55	59.85	-52.84	0.30	0.28	318	3.36	3.74	V2W-3
19CK20A08	23.24	23.62	-202.80	0.38	0.37	141	3.50	4.88	V1-2
	109.28	110.33	-214.82	1.05	1.03	83	5.43	5.56	V6M
	121.33	122.63	-216.52	1.30	1.27	70	3.55	6.77	V6M-3
19CK22A02	12.45	12.94	-152.19	0.49	0.42	195	5.25	3.73	V54 [1]
	144.85	145.08	-170.60	0.23	0.20	165	4.49	5.87	V8-1
19CK2401	0.00	1.62	-200.64	1.62	1.24	60	1.43	6.35	V2W
	41.57	42.91	-218.15	1.34	1.22	275	1.14	4.17	V1-2
	112.50	114.43	-248.25	1.93	0.65	109	4.82	8.49	V6M-3
19CK2404	73.35	75.87	-231.76	2.52	2.47	319	3.75	6.70	V2W-13 [1]
19CK26A03	36.73	37.55	-210.43	0.82	0.46	300	16.54	4.14	V7
19CK28A05	107.34	107.71	-215.35	0.37	0.37	325	2.12	6.17	V16
19CK3805	149.00	149.38	-19.83	0.38	0.30	42	4.84	8.04	NV4

19CK38A02	107.30	107.72	-8.34	0.42	0.35	131	2.09	7.30	V37
19CK4001	93.33	94.54	143.23	1.21	1.03	566	2.23	2.58	V13
19CK40A01	70.79	71.80	146.45	1.01	0.73	365	2.46	12.96	V52 [1]
19CK8801	9.34	11.47	56.03	2.13	1.03	68	6.08	5.28	V37
19CK3201	0.00	0.44	-49.45	0.44	0.36	128	1.08	0.80	V18
	150.70	154.17	-70.62	3.47	2.96	48	0.78	6.39	V58 [1]

[1] Veins discovered between October 1, 2018 and September 30, 2019

Table 2: Selected mineralized zones exposed by drift tunneling at the GC mine

Tunnel	Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
V10-(-150)-44NEYM	V10	-150	196.0	1.25	71	1.79	4.19
V10-1-135-40SWYM	V10-1	150	37.0	0.71	203	0.86	15.03
V10-1-150-38ANEYM	V10-1	150	135.0	0.60	288	0.77	12.61
V10-1-100-38ANEYM	V10-1	100	26.0	0.34	155	0.05	14.90
V14-50-46SWYM	V13	50	131.0	0.71	92	0.79	9.35
V14-(-50)-116SWYM	V13	-50	20.0	0.95	148	1.16	13.57
V16-135-32EYM	V16	150	53.0	0.66	456	1.48	4.50
V16-135-32WYM	V16	150	131.0	0.39	358	1.43	4.15
V17-0-34WYM	V17	0	39.0	0.32	273	0.34	22.88
V17-0-34EYM	V17	0	69.0	0.36	517	0.71	12.46
V17-1-0-34WYM	V17-1	0	19.0	1.75	596	1.37	2.91
V17-1-0-34EYM	V17-1	0	27.5	0.41	304	0.88	4.67
V8-(-50)-30AEYM	V18	-50	72.0	1.11	315	2.16	2.90
V18-(-100)-30AEYM	V18	-100	46.0	1.37	163	3.16	8.10
V19-(-50)-48ANEYM	V19	-50	65.0	1.20	161	2.28	12.18
V19-(-75)-42WYM	V19	-100	28.0	0.91	234	13.56	6.42
V19-(-75)-42EYM	V19	-100	31.0	1.04	70	5.89	4.17
V2E-4E-(-50)-44ANEYM	V2E-4E	-50	48.0	0.46	104	2.36	6.95
V2W-(-200)-22NEYM	V2W	-200	94.0	2.07	90	2.47	4.11
V2W-(-200)-22SWYM	V2W	-200	91.0	1.78	102	2.84	4.61
V2W-(-250)-24NEYM	V2W	-250	54.0	2.48	137	2.58	3.55
V32-0-50ANEYM	V32	0	73.0	0.40	635	4.57	3.54
V32-20-50SWYM	V32	0	38.0	0.44	132	3.10	6.18
V33-0-52SWYM	V33	0	60.0	0.92	201	5.77	5.15
V37-50-44ANEYM	V37	50	27.0	0.74	86	6.79	7.70
V46-150-26ANWYM	V46	150	14.0	0.22	257	17.35	2.82
V46-150-26ASEYM	V46	150	12.0	0.18	147	9.32	1.97
V5-50-30AEYM	V5	50	25.0	0.89	274	0.17	10.13
V5-12-(-50)-30ANEYM	V5-12	-50	21.0	0.28	101	0.10	10.36
V5-12-(-50)-30ASWYM	V5-12	-50	21.0	0.31	134	0.09	12.92
V52-150-119NEYM	V52 [1]	150	50.0	0.86	454	3.88	7.39
V52-150-38WYM	V52 [1]	150	11.5	0.45	307	0.93	20.84
V19-2-150-40ASEYM	V59 [1]	150	22.0	0.50	226	4.22	3.65
V5-9-(-50)-30NEYM	V5-9	-50	60.0	1.09	357	4.72	10.08
V6E3-0-32EYM	V6E3	0	50.0	0.42	142	12.08	10.16
V7-3-100-30WYM	V7-3	100	27.0	0.30	102	0.03	14.94

V9-2N-150-24AWYM	V9-2N	150	19.0	0.24	804	1.87	3.27
V9-5-100-28AEYM	V9-5	100	50.0	0.37	186	0.35	11.68

[1] Veins discovered between October 1, 2018 and September 30, 2019

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the on-site laboratory.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are shipped in securely sealed bags to the on-site laboratory.

For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with two-acids for analysis of silver, lead, zinc and copper with atomic absorption spectroscopy (AAS), and the other is retained as pulp reject at the lab for future reference.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates, reject duplicates and blanks to each batch of 30 samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.